EXHIBIT 11.1

EARNINGS PER SHARE

The factors used in the earnings per share computation follow.

	2004	2003	2002
Basic
Net income	$1,665,779	$898,913	$1,135,784

Weighted average common shares outstanding	2,933,818	2,253,928	1,841,378

Basic earnings per common share	$0.57	$0.40	$0.62

Diluted
Net income	$1,665,779	$898,913	$1,135,784

Weighted average common shares outstanding for basic earnings per common share	2,933,818	2,253,928	1,841,378

Add: Dilutive effects of assumed exercises of stock options	232,976	125,933	69,648

Average shares and dilutive potential common shares	3,166,794	2,379,861	1,911,026

Diluted earnings per common share	$0.53	$0.38	$0.59

No options were antidilutive for 2004, 2003 and 2002.